Exhibit 99.1

Oatly Reports Third Quarter 2023 Financial Results

MALMÖ, Sweden, November 9, 2023 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the third quarter and nine months ended September 30, 2023.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am pleased with the progress that we made in the third quarter. Our profitability exceeded our internal expectations and improved sequentially in each segment. We are clearly starting to see the positive impacts of the bold actions that we have been taking over the past year, and we remain on track to achieve profitable growth in 2024.”

Flatin continued, “As we move forward, we are doubling down on our asset-light production strategy. After a detailed review of our supply chain networks in EMEA and Americas, we have found ways to service the growing demand by expanding capacity at our existing facilities in a more gradual manner. As such, we have decided to discontinue construction on the third production facility in each of the two segments. We believe that this change in our approach will increase our focus by reducing the complexity of the supply chain, which increases our confidence in our longer-term margin targets. We also now expect to have lower capital expenditure requirements, and we expect to spend below $75 million in capital expenditures in each of 2023 and 2024.”

Flatin concluded, “We are also adjusting our 2023 outlook to reflect an acceleration of our strategic actions, including shifting the customer mix in Americas foodservice and incremental costs related to Asia's strategy reset. We now expect full year 2023 constant currency revenue growth to be near the low end of our 7-12% range and fourth quarter gross margin to be in the mid-20%s.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	101,762	82,567	101,762	5,917	95,845	23.2%	16.1%	6.3%	9.8%
Americas	58,491	60,702	58,491	—	58,491	-3.6%	-3.6%	-5.6%	2.0%
Asia	27,342	39,757	27,342	(1,274)	28,616	-31.2%	-28.0%	-14.8%	-13.2%
Total revenue	187,595	183,026	187,595	4,643	182,952	2.5%	0.0%	-1.0%	1.0%

	Nine months ended September 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	296,967	255,535	296,967	(1,463)	298,430	16.2%	16.8%	6.6%	10.2%
Americas	184,364	159,494	184,364	—	184,364	15.6%	15.6%	0.7%	14.9%
Asia	97,896	112,141	97,896	(4,665)	102,561	-12.7%	-8.5%	-1.4%	-7.1%
Total revenue	579,227	527,170	579,227	(6,128)	585,355	9.9%	11.0%	3.6%	7.4%

Third Quarter 2023 Highlights

•
Revenue of $187.6 million, a 2.5% increase compared to the prior year period; on a constant currency basis, revenue was flat.
•
Gross margin in the quarter was 17.4%, an increase of 1470 basis points compared to the prior year period and a decrease of 180 basis points compared to the second quarter of 2023. The Company estimates that it incurred approximately $6 million of incremental cost of goods sold related to the Asia strategy reset; these reset costs reduced gross margin by approximately 320 basis points.
•
Net income attributable to shareholders of the parent was $44.0 million compared to net loss of $107.9 million in the prior year period.

•
EBITDA loss was $54.8 million in the quarter; Adjusted EBITDA loss was $36.0 million, which is an improvement of $46.7 million compared to the prior year period.
•
Following certain events after the end of the reporting period, the Company decided to discontinue the construction of its new production facilities in the EMEA and Americas segments. In the fourth quarter of 2023, the Company expects to incur non-cash impairment charges in the range of $110 to $150 million. The Company also expects to incur restructuring and other exit costs of approximately $40 to $50 million relating to these production facilities. The Company currently estimates these restructuring and other exit costs to result in no more than $20 million of net cash outflows over the next two fiscal years, after taking into consideration anticipated proceeds from selling certain equipment. The decision is expected to increase operational focus, reduce complexity, and reduce the Company's capital expenditure requirements, all of which increases management’s confidence in the Company's longer-term margin targets.

Third Quarter 2023 Results

Revenue increased $4.6 million, or 2.5%, to $187.6 million for the third quarter ended September 30, 2023, compared to $183.0 million for the third quarter ended September 30, 2022. Excluding a foreign currency exchange tailwind of $4.6 million, revenue for the third quarter was $183.0 million, or flat as compared to the prior year, on a constant currency basis. Volume growth and price/mix improvements in the EMEA segment were offset by volume declines in each of the Americas and Asia segments as well as price/mix declines in the Asia segment. Sold volume for the third quarter of 2023 amounted to 125 million liters compared to 126 million liters in the same period last year. Produced finished goods volume for the third quarter of 2023 amounted to 119 million liters compared to 124 million liters for the same period last year.

The Company experienced revenue growth in the retail channel, partially offset by declines in the foodservice and other channels in the third quarter of 2023 compared to the third quarter of 2022.

Gross profit was $32.6 million for the third quarter of 2023 compared to $5.0 million for the third quarter of 2022, and $37.7 million for the second quarter of 2023. Gross margin in the third quarter was 17.4% compared to 2.7% in the third quarter of 2022, and 19.2% in the second quarter of 2023. The quarter-over-quarter decrease was primarily driven by cost increases related to the strategy reset in the Asia segment, mainly related to inventory write-offs and co-manufacturer penalties, partially offset by cost improvements in the Americas segment.

Research and development expenses in the third quarter of 2023 decreased $0.6 million to $4.7 million compared to $5.2 million in the prior year period.

Selling, general and administrative expenses in the third quarter of 2023 decreased $16.6 million to $87.1 million compared to $103.8 million in the prior year period. The decrease was primarily due to $4.4 million in employee related expenses, $3.2 million in customer distribution costs, $2.5 million in branding, advertising and marketing expenses, and a $2.3 million reduction in external consultants, legal contractor and other professional fees.

Other operating income and expenses, net for the third quarter of 2023 increased to an expense of $8.1 million compared to an expense of $0.3 million in the prior year period, comprised primarily of $9.25 million in costs related to the settlement of US securities class action lawsuits.

Finance income and expenses, net for the third quarter of 2023 increased to an income of $112.8 million compared to an expense of $7.5 million in the prior-year period. The increase in the third quarter of 2023 was primarily driven by change in the fair value of the Convertible Notes issued in the second quarter of 2023.

Net profit attributable to shareholders of the parent was $44.0 million for the third quarter of 2023 compared to net loss of $107.9 million in the prior year period. The increase in net profit was primarily a result of increased finance income, as well as higher gross profit and lower selling, general and administrative expenses.

EBITDA loss for the third quarter of 2023 was $54.8 million, compared to an EBITDA loss of $92.2 million in the third quarter of 2022. The improvement in EBITDA loss was primarily a result of higher gross profit as well as lower selling, general and administrative expenses.

Adjusted EBITDA loss for the third quarter of 2023 was $36.0 million, compared to a loss of $82.7 million in the third quarter of 2022. The improvement in adjusted EBITDA loss was primarily a result of higher gross profit as well as lower selling, general and administrative expenses.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and profit/(loss) before tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	101,762	58,491	27,342	—	—	187,595
Intersegment revenue	312	—	2,329	—	(2,641)	—
Total segment revenue	102,074	58,491	29,671	—	(2,641)	187,595
Adjusted EBITDA	12,326	(6,634)	(17,934)	(23,756)	—	(35,998)
Share-based compensation expense	(478)	(950)	(1,249)	(3,613)	—	(6,290)
Restructuring costs(1)	—	112	(2,321)	(968)	—	(3,177)
Legal settlement(2)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(74)	—	—	(74)
EBITDA	11,848	(7,472)	(21,578)	(37,587)	—	(54,789)
Finance income and (expenses), net	—	—	—	—	—	112,841
Depreciation and amortization	—	—	—	—	—	(12,559)
Profit before tax	—	—	—	—	—	45,493

Three months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,567	60,702	39,757	—	—	183,026
Intersegment revenue	6,236	7	935	—	(7,178)	—
Total segment revenue	88,803	60,709	40,692	—	(7,178)	183,026
Adjusted EBITDA	(11,491)	(16,577)	(28,447)	(26,188)	—	(82,703)
Share-based compensation expense	(175)	(1,312)	(1,855)	(5,161)	—	(8,503)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(11,666)	(17,889)	(30,302)	(32,354)	—	(92,211)
Finance income and (expenses), net	—	—	—	—	—	(7,491)
Depreciation and amortization	—	—	—	—	—	(12,157)
Loss before tax	—	—	—	—	—	(111,859)

Nine months ended September 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	296,967	184,364	97,896	—	—	579,227
Intersegment revenue	1,522	—	5,465	—	(6,987)	—
Total segment revenue	298,489	184,364	103,361	—	(6,987)	579,227
Adjusted EBITDA	26,180	(26,354)	(56,550)	(81,615)	—	(138,339)
Share-based compensation expense	(1,239)	(2,601)	(3,951)	(8,968)	—	(16,759)
Restructuring costs(1)	(1,008)	(2,482)	(2,457)	(6,397)	—	(12,344)
Legal settlement(2)	—	—	—	(9,250)	—	(9,250)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Non-controlling interests	—	—	(74)	—	—	(74)
EBITDA	23,933	(31,812)	(63,032)	(106,230)	—	(177,141)
Finance income and (expenses), net	—	—	—	—	—	99,333
Depreciation and amortization	—	—	—	—	—	(37,256)
Loss before tax	—	—	—	—	—	(115,064)

Nine months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	255,535	159,494	112,141	—	—	527,170
Intersegment revenue	30,775	820	1,472	—	(33,067)	—
Total segment revenue	286,310	160,314	113,613	—	(33,067)	527,170
Adjusted EBITDA	(12,033)	(58,176)	(54,179)	(83,071)	—	(207,459)
Share-based compensation expense	(3,193)	(3,722)	(5,646)	(15,164)	—	(27,725)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(15,226)	(61,898)	(59,825)	(99,240)	—	(236,189)
Finance income and (expenses), net	—	—	—	—	—	(4,507)
Depreciation and amortization	—	—	—	—	—	(34,765)
Loss before tax	—	—	—	—	—	(275,461)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 primarily refer to intersegment revenue for sales of products from EMEA to Asia.

(1) Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.

(2) Relates to US securities class action litigation settlement expenses.

(3) Relates to the closing of the Ya YA Foods USA LLC Transaction.

EMEA

EMEA revenue increased $19.2 million, or 23.2%, to $101.8 million for the third quarter of 2023, compared to $82.6 million in the prior year period. The foreign exchange impact on revenue was $5.9 million compared to the prior year period. The increase in revenue was primarily driven by price increases introduced at the beginning of the year as well as solid volume growth in oat drinks. Approximately 83.5% of EMEA revenue was from the retail channel for the third quarter of 2023 compared to 82.6% in the prior year period. The sold finished goods volume for the three months ended September 30, 2023 and 2022 amounted to 72 million and 67 million liters, respectively. The 6.3% growth in sold volume was primarily driven by continued solid growth in the Company's core markets and, to a lesser extent, continued expansion into new markets.

EMEA EBITDA improved $23.5 million to a profit of $11.8 million for the third quarter of 2023 compared to a loss of $11.7 million in the prior year period. The improvement in EMEA EBITDA was primarily due to higher gross profit, while selling, general and administrative expenses remained relatively unchanged compared to the third quarter of 2022. Adjusted EMEA EBITDA was a profit of $12.3 million compared to a loss of $11.5 million in the prior year period.

Americas

Americas revenue decreased $2.2 million, or 3.6%, to $58.5 million for the third quarter of 2023, compared to $60.7 million in the prior year period. The sold finished goods volume for the three months ended September 30, 2023 and 2022 amounted to 34 million and 36 million liters, respectively. The 5.6% volume decrease was primarily due to lower volumes in the foodservice channel, partially offset by increases in the retail channel. Approximately 53.3% of Americas revenue was from the retail channel in the third quarter of 2023 compared to 53.2% in the prior year quarter.

Americas EBITDA improved $10.4 million to a loss of $7.5 million for the third quarter of 2023 compared to a loss of $17.9 million in the prior year period. The improvement in Americas EBITDA was primarily due to higher gross profit driven by improving cost absorption in the facilities as well as lower selling, general and administrative expenses. Adjusted Americas EBITDA, which primarily excluded recurring share-based compensation expense of $1.0 million, was a loss of $6.6 million compared to a loss of $16.6 million in the prior year period.

Asia

Asia revenue decreased $12.4 million, or 31.2%, to $27.3 million for the third quarter of 2023, compared to $39.8 million in the prior year period. Excluding a foreign currency exchange headwind of $1.3 million, Asia revenue for the third quarter was $28.6 million, or a decrease of 28.0%. The Asia segment decline was primarily driven by the decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products across the retail and e-commerce channels. Approximately 66.8% of Asia revenue was from the foodservice channel for the third quarter of 2023 compared to 62.9% in the prior year quarter. The sold finished goods volume for the three months ended September 30, 2023 and 2022 amounted to 20 million liters and 23 million liters, respectively.

Asia EBITDA improved $8.7 million to a loss of $21.6 million for the third quarter of 2023 compared to a loss of $30.3 million in the prior year period. The improvement in Asia EBITDA was primarily due to a reduction in selling, general and administrative expenses. The Company estimates that the segment also incurred approximately $6 million of inventory write-offs and co-packer penalties related to the resetting the strategy for the segment. If not for those incremental costs, the segment's gross margin would have increased both year-over-year and quarter-over-quarter as the segment discontinued sales of certain lower-margin products.

Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.2 million and $2.3 million of mainly inventory write-offs directly attributable to the discontinuation of certain lower-margin products rationalization executed as part of the reset plan, was a loss of $17.9 million compared to a loss of $28.4 million in the prior year period.

Corporate Overhead

Corporate overhead expense, which consists of general overhead costs not allocated to the segments, in the third quarter of 2023 was $37.6 million compared to $32.4 million in the prior year period. Adjusted Corporate overhead expense in the third quarter of 2023 was a loss of $23.8 million compared to a loss of $26.2 million in the prior year period.

Balance Sheet and Cash Flow

As of September 30, 2023, the Company had cash and cash equivalents of $283.2 million, and total outstanding debt of $407.0 million, consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $151.5 million for the nine months ended September 30, 2023, compared to $215.2 million during the prior year period, which was primarily driven by improved operating result. Capital expenditures were $52.0 million compared to $174.4 million in the prior year period and, in addition, proceeds from the sale of assets related to the YYF Transaction was $44.0 million for the nine months ended September 30, 2023. Net cash from financing activities was $362.0 million reflecting the close on the previously-announced financing transactions.

Free cash flow was $(203.5) million for the nine months ended September 30, 2023 compared to $(389.6) million during the prior year period. The improvement in free cash flow was driven both by decreased net cash outflow from operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS financial measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is updating its guidance. The Company now expects:

•
Revenue growth for full year 2023 on a constant currency basis near the low end of its previously-provided range of 7% to 12%,
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Foreign exchange to reduce net sales by approximately 100 basis point for the year,
•
Fourth quarter gross margin in the mid-20%s, and
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Capital expenditures for full year 2023 below $75 million.

The Company continues to believe this progress will enable it to deliver positive Adjusted EBITDA for the fiscal year 2024. The Company also expects for capital expenditures in 2024 to be below $75 million.

This outlook is provided in the context of significant volatility related to the COVID-19 pandemic and the transition to a post-pandemic environment, the war in Ukraine, macroeconomic uncertainty, and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2023 and long-term growth strategy, 2023 and 2024 expected capital expenditures, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, including expected impairment charges and associated additional cash expenditures, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to successfully achieve any or all of the benefits of the Ya YA Foods USA LLC Transaction; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively expand our processing, manufacturing and production capacity, or failure to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business; our ability to ramp up operations at any of our new facilities; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing wars in Ukraine and Israel; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses (which remained unremediated as of our most recent fiscal year end) or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2023 and our Current Report on Form 6-K to be filed with the SEC on November 9, 2023, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue and Free Cash Flow as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as profit/(loss) for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as profit/(loss) for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the YYF transaction, costs related to legal settlement, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than profit/(loss) for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

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Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
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Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
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Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
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Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
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Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
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Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;
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Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss) for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except share and per share data)	2023	2022	2023	2022
Revenue	187,595	183,026	579,227	527,170
Cost of goods sold	(155,034)	(178,044)	(474,922)	(478,196)
Gross profit	32,561	4,982	104,305	48,974
Research and development expenses	(4,684)	(5,245)	(15,719)	(15,227)
Selling, general and administrative expenses	(87,125)	(103,765)	(292,675)	(304,898)
Other operating income and (expenses), net	(8,100)	(340)	(10,308)	197
Operating loss	(67,348)	(104,368)	(214,397)	(270,954)
Finance income and (expenses), net	112,841	(7,491)	99,333	(4,507)
Profit/(loss) before tax	45,493	(111,859)	(115,064)	(275,461)
Income tax (expense)/benefit	(1,482)	3,910	(3,221)	8,063
Profit/(loss) for the period	44,011	(107,949)	(118,285)	(267,398)
Attributable to:
Shareholders of the parent	44,085	(107,949)	(118,211)	(267,398)
Non-controlling interests	(74)	—	(74)	—
Earnings/(loss) per share, attributable to shareholders of the parent:
Basic	0.07	(0.18)	(0.20)	(0.45)
Diluted	(0.07)	(0.18)	(0.26)	(0.45)
Weighted average common shares outstanding:
Basic	594,255,240	592,163,619	593,261,979	591,963,512
Diluted	994,871,584	592,163,619	832,310,554	591,963,512

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Non-current assets
Intangible assets	121,135	127,688
Property, plant and equipment	501,923	492,952
Right-of-use assets	104,575	108,598
Other non-current receivables	47,752	7,848
Deferred tax assets	14,803	5,860
Total non-current assets	790,188	742,946
Current assets
Inventories	83,537	114,475
Trade receivables	99,708	100,955
Current tax assets	202	243
Other current receivables	33,343	17,818
Prepaid expenses	17,673	23,413
Cash and cash equivalents	283,184	82,644
	517,647	339,548
Assets held for sale	—	142,703
Total current assets	517,647	482,251
TOTAL ASSETS	1,307,835	1,225,197
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(271,888)	(171,483)
Accumulated deficit	(766,976)	(665,524)
Equity attributable to shareholders of the parent	589,286	791,143
Non-controlling interests	1,874	—
Total equity	591,160	791,143
Liabilities
Non-current liabilities
Lease liabilities	83,934	82,285
Liabilities to credit institutions	115,340	2,668
Deferred tax liabilities	637	—
Provisions	5,301	7,194
Total non-current liabilities	205,212	92,147
Current liabilities
Lease liabilities	14,765	16,823
Convertible Notes	281,541	—
Liabilities to credit institutions	10,163	49,922
Trade payables	59,443	82,516
Current tax liabilities	2,684	5,515
Other current liabilities	11,544	11,823
Accrued expenses	117,155	123,037
Provisions	14,168	3,800
	511,463	293,436
Liabilities directly associated with the assets held for sale	—	48,471
Total current liabilities	511,463	341,907
Total liabilities	716,675	434,054
TOTAL EQUITY AND LIABILITIES	1,307,835	1,225,197

Interim condensed consolidated statement of cash flows

(Unaudited)	Nine months ended September 30,
(in thousands of U.S. dollars)	2023	2022
Operating activities
Net loss	(118,285)	(267,398)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	37,256	34,765
—Write-downs of inventories	14,258	15,067
—Impairment loss on trade receivables	461	2,456
—Share-based payments expense	16,759	27,725
—Movements in provisions	10,447	—
—Finance (income) and expenses, net	(99,333)	4,507
—Income tax expense/(benefit)	3,221	(8,063)
—Loss/(gain) on disposal of property, plant and equipment	317	(860)
—Other	—	(222)
Interest received	5,028	1,776
Interest paid	(13,912)	(8,964)
Income tax paid	(15,001)	(1,977)
Changes in working capital:
—Decrease/(increase) in inventories	15,059	(19,010)
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	6,967	(17,306)
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	(14,721)	22,280
Net cash flows used in operating activities	(151,479)	(215,224)
Investing activities
Purchase of intangible assets	(2,392)	(3,838)
Purchase of property, plant and equipment	(49,591)	(170,514)
Investments in financial assets	(1,651)	—
Proceeds from sale of assets held for sale	43,998	—
Proceeds from short-term investments	—	226,208
Net cash flows (used in)/from investing activities	(9,636)	51,856
Financing activities
Proceeds from Convertible Notes	324,950	—
Proceeds from liabilities to credit institutions	176,854	—
Repayment of liabilities to credit institutions	(98,088)	(1,032)
Payment of loan transaction cost	(32,550)	—
Repayment of lease liabilities	(9,133)	(8,949)
Cash flows from/(used in) financing activities	362,033	(9,981)
Net increase/(decrease) in cash and cash equivalents	200,918	(173,349)
Cash and cash equivalents at the beginning of the period	82,644	295,572
Exchange rate differences in cash and cash equivalents	(378)	(16,620)
Cash and cash equivalents at the end of the period	283,184	105,603

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss) attributable to shareholders of the parent

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Profit/(loss) for the period	44,011	(107,949)	(118,285)	(267,398)
Income tax expense/(benefit)	1,482	(3,910)	3,221	(8,063)
Finance (income) and expenses, net	(112,841)	7,491	(99,333)	4,507
Depreciation and amortization expense	12,559	12,157	37,256	34,765
EBITDA	(54,789)	(92,211)	(177,141)	(236,189)
Share-based compensation expense	6,290	8,503	16,759	27,725
Restructuring costs(1)	3,177	1,005	12,344	1,005
Legal settlement(2)	9,250	—	9,250	—
Costs related to the YYF Transaction(3)	—	—	375	—
Non-controlling interests	74	—	74	—
Adjusted EBITDA	(35,998)	(82,703)	(138,339)	(207,459)

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Relates to US securities class action litigation settlement expenses.
(3)
Relates to the close of the Ya YA Foods USA LLC Transaction.

Reconciliation of Free Cash Flow

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net cash flows from operating activities	(38,389)	(87,948)	(151,479)	(215,224)
Capital expenditures	(10,949)	(60,530)	(51,983)	(174,352)
Free Cash Flow	(49,338)	(148,478)	(203,462)	(389,576)